

December 28, 2020

Andrei Floroiu
Chief of Executive Officer
Vaxart, Inc.
385 Oyster Point Boulevard
Suite 9A
South San Francisco, CA 94080

> **Re: Vaxart, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2019**
> **Form 10-Q for the quarterly period ended June 30, 2020**
> **File No. 001-35285**

Dear Mr. Floroiu:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2019

Management's Discussion and Analysis, page 77
Results of Operations, page 80

1. We note your discussion of the changes in royalty revenue for the periods presented on page 81. You explain that royalty revenue in the year ended December 31, 2018 "excludes comparable revenue of $3.5 million earned in the pre-Merger period." We note however from page 105 that the large increase in royalty revenue during 2019 can be attributed to Inavir, as such revenues were $3,668,000 in 2019 and $552,000 in the post-Merger period in 2018, given royalty revenues from Relenza in each of those periods were fairly consistent, i.e., was $778,000 and $788,000, respectively. Please explain and provide us with your proposed MD&A disclosures to more clearly disclose the underlying trends experienced. We further note from the revenue footnotes included in the Forms 10-Q for the last several quarters that apparently no royalty revenue was earned from Inavir in the

      second and third quarters for each of the last three years. Please provide proposed disclosure to identify the underlying trends, in the context of the disclosure on page 78 that such revenue amounts are "based on fixed percentages of net sales of these drugs".

Form 10-Q for the quarterly period ended June 30, 2020

Management's Discussion and Analysis, page 20
Financial Operations Overview, page 23

2.   We note your statement on page 24 that your preclinical research activities in the six months ended June 30, 2020, have related principally to COVID-19 and to your customer service contract. We note the table provided on page 79 of the December 31, 2019 Form 10-K and page 22 of the March 31, 2020 Form 10-Q that disaggregates external research and development expenses by program, including Preclinical research and process development costs. Please provide a table similar to the one provided on page 79 of your December 31, 2019 Form 10-K in your future filings as it will help
readers better understand the changes in such expenses and how such changes align with your focused business and operational activities. Given your narrative emphasis on your research activities related to a COVID-19 vaccine, tell us how you considered separately quantifying the research expenses related to those efforts in your table or related narrative disclosure.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences